Exhibit 99.1

Prenetics Owned ACT Genomics Receives FDA Clearance for ACTOnco, the First Asia-Based Company to Receive Clearance for a Comprehensive Genomic Profiling Test for All Solid Tumors

-	Prenetics has completed the majority stake acquisition of ACT Genomics to spearhead its entry into to the US$80+ billion global precision oncology market

-	FDA market authorization advances personalized cancer care in Asia

-	Clearance sets the stage for continued R&D investment into early detection / liquid biopsy

LONDON AND HONG KONG, January 10th, 2023 – Prenetics Global Limited (NASDAQ: PRE) a leader in genomic and diagnostic testing, today announced that ACT Genomics, a company which Prenetics recently acquired a majority stake in, has received clearance from the U.S. Food and Drug Administration (FDA) for ACTOnco, the company’s comprehensive genomic profiling test for solid tumors. ACTOnco is intended for use by healthcare professionals to help them inform clinical management decisions in accordance with professional guidelines for cancer patients with solid tumors. This is the first and only Asia-based company to receive FDA clearance for a comprehensive genomic profiling test. ACTOnco is a diagnostic test which:

•	provides a comprehensive genomic profiling test that looks at 440 cancer-associated genes;

•	provides information to help guide clinical management decisions on the use of targeted oncology therapies, including immunotherapies;

•	is intended as a pan-cancer test including breast, colon, endometrial, lung, and other cancers;

•	is an FDA-cleared platform for comprehensive genomic profiling assay development for biopharma companies developing precision therapeutics.

The ability to perform a comprehensive genomic profiling test on an individual tumor helps open the door for personalized medicine, and a future where a person is matched with a treatment that targets the specific weaknesses in his or her cancer.

“Today’s landmark clearance by the FDA represents a significant advancement in personalized cancer care in Asia and may lead to reimbursement and coverage by private insurers and healthcare systems. The clearance by the FDA further validates our status as a pioneer in the industry and we will continue to invest further in R&D efforts, especially related to early detection of cancer in healthy populations.” Said Danny Yeung, Chairman of ACT Genomics and Chief Executive Officer of Prenetics.

Dr. Hua Chien Chen, Chief Executive Officer of ACT Genomics, said “It was a tremendous team and scientific effort to develop ACTOnco. Asia contributes 48% of the new cancer cases and 55 % of the cancer deaths in the world. The disease imposes a serious burden on Asia. While precision medicine provides an advantage in disease diagnosis and treatment planning and has become a routine clinical practice in the west, it is not the case in Asia. ACT Genomics is the first biotech company in Asia that received market authorization for a cancer comprehensive genomic profiling assay. Unlike most of the currently marketed tests developed by US companies using mainly clinical samples from Western countries, the ACTOnco assay was developed and validated using half of the Western clinical samples and half of the Asia clinical samples. ACTOnco enables physicians to gain better insights into the genetic underpinnings of each patient’s illness and helps them to formulate the best treatment decisions. Having ACTOnco cleared by the FDA will open new opportunities for patients to get the best cancer care. With this incredible milestone achieved, we will continuously promote precision medicine in Asia and our company mission to turn genomics into action.”

About ACT Genomics

ACT Genomics is an innovation-driven cancer solution provider with offices in Taipei, Hong Kong, Singapore, Tokyo, Bangkok, and the United Kingdom. With its Next-Generation Sequencing (NGS) technology, CAP-accredited laboratories, experienced bioinformatics team, and proprietary AI algorithms, ACT Genomics provides optimal cancer treatment planning, immunotherapy evaluation, cancer relapse & drug resistance monitoring, as well as cancer risk assessment services to medical professionals. Its mission is to “Turn Genomics into Action”. To learn more about ACT Genomics, visit www.actgenomics.com.

About Prenetics

Founded in 2014, Prenetics is a major global diagnostic and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Consumer Health, Clinical Care and Medical & Cancer Genomics — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across nine locations, including the United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening and provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. Prenetics is listed on NASDAQ with the ticker PRE. To learn more about Prenetics, visit www.prenetics.com.

Investor Relations Contact:

investors@prenetics.com

ICR Westwicke:
Caroline Corner	+415 202 5678	Email: caroline.corner@westwicke.com

Media contact:
Strategic Public Relations Group
Vicky Lee	+852 2864 4834	Email: vicky.lee@sprg.com.hk
Corinne Ho	+852 2114 4911	Email: corinne.ho@sprg.com.hk

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are based on estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Prenetics and ACT Genomics. Any such estimates and assumptions, expectations, forecasts, views or opinions, whether or not identified in this press release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. These statements include, but are not limited to, statements by our management or the board regarding expectations for the closing of the acquisition, statements of plans, objectives, and expectations of synergy between Prenetics and ACT by our management or the board or by ACT or ACT’s management or board. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Because of these uncertainties, you should not make any investment decisions based on our estimates or forward-looking statements. All information provided in this press release is as of the date of this press release. Prenetics does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.